Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@ eversheds-sutherland.com

May 21, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     Nuveen Churchill Private Credit Fund
Dear Sir/Madam:
On behalf of Nuveen Churchill Private Credit Fund (the “Company”), we are filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s registration statement on Form 10 (the “Registration Statement”) relating to the registration of the Company’s shares of beneficial interest, par value $0.01 per share, under Section 12(g) of the Exchange Act.
If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 383-0278 or Sara Sabour Nasseri (202) 383-0806.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.
cc: Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP
Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.